Exhibit 99(m)(iv)
POTOMAC FUNDS
ADVISOR CLASS
DISTRIBUTION PLAN
SCHEDULE A
     The maximum annualized fee rate pursuant to Paragraph 1 of the Potomac Funds Advisor Class Distribution Plan shall be as follows:
Evolution Managed Bond Fund
Evolution Managed Equity Fund
Spectrum High Yield Plus Fund
Spectrum Global Perspective Fund
Spectrum Equity Opportunity Fund
HCM Freedom Fund
Up to 1.00% of the average daily net assets
Dated: September 1, 2005 as amended